Zell Capital

175 S. Third, Suite 200

Columbus

OH 43215

June 7, 2021

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	Zell Capital - File No. (File No. 811-23563)

Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Zell Capital (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, are the following:

1.a	copy of the fidelity bond covering the Company, which includes a statement as to the period for which premiums have been paid; and

2.a	Certificate of the Chief Executive Officer of the Company containing the resolutions of a the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at (888) 484-1944.

Very truly yours,

Zell Capital

/s/ William Zell
William Zell
Chief Executive Officer

Zell Capital

175 S. Third, Suite 200

Columbus

OH 43215

Chief Executive Officer Certificate re Fidelity Bond Approval

The undersigned, William Zell, Chief Executive Officer of Zell Capital, a Delaware statutory trust (the “Company”), does hereby certify that:

1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Chief Executive Officer of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.	Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.

4.	Premiums have been paid for the period May 13, 2021 to May 13, 2022.

IN WITNESS WHEREOF, I have executed this certificate this 7th day of June, 2021.

/s/ William Zell
William Zell
Chief Executive Officer

EXHIBIT A

Approving Fidelity Bond Filing

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17g-1(a) thereunder, require a registered management investment company, such as the Fund, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Fund against larceny and embezzlement, covering each officer and employee of the registered management investment company who may singly, or jointly with others, have access to the securities or funds of the registered management investment company, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and

WHEREAS, Rule 17g-1 under the 1940 Act (“Rule 17g-1”) specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Fund as the only insured (a “single insured bond”), or (iii) a bond which names the Fund and one or more other parties as insureds (a “joint insured bond”), as permitted by Rule 17g-1; and

WHEREAS, Rule 17g-1 requires that a majority of the independent trustees, as defined in Section 2(a)(19) under the 1940 Act (the “Independent Trustees”), approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Fund, and pursuant to factors contained in Rule 17g-1 which are described in the accompanying memorandum provided to the Board in connection with this meeting; and

WHEREAS, under Rule 17g-1, the Fund is required to make certain filings with the U.S. Securities and Exchange Commission (the “SEC”) and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices.

NOW THEREFORE BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Fund to which officers or employees of the Fund may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Fund, the accounting procedures and controls of the Fund, the nature and method of conducting the operations of the Fund, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage, covering the officers and employees of the Fund and insuring the Fund against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Hartford Fire Insurance Co. having an aggregate coverage of $1,000,000 (the “Fidelity Bond”) is reasonable, and the Fidelity Bond be, and hereby is, approved by the Board, including a majority of the Independent Trustees; and it is further

RESOLVED, that the Board, including a majority of the Independent Trustees, have determined the portion of the premium paid by the Fund be, and it hereby is, approved, taking all relevant factors into consideration including, but not limited to, the amount of the Fidelity Bond and the amount of the premium for such Fidelity Bond; and it is further

RESOLVED, that the Authorized Officers of the Fund be, and each of them hereby is, authorized and directed to take all appropriate actions, with the advice of legal counsel to the Fund, to provide and maintain the Fidelity Bond on behalf of the Fund; and it is further

RESOLVED, that the Authorized Officers of the Fund be and hereby is, designated as the parties responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered, and directed, in the name and on behalf of the Fund, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments, and certifications and to take all such steps, and to make all such payments, fees, and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its trustees or Authorized Officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, and approved in all respects as and for the acts and deeds of the Fund; and it is further

RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Fund shall be the Chief Executive Officer and the Chief Financial Officer of the Fund (collectively, the “Authorized Officers”).